UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Qualys, Inc.

File No. 333-182027- CF#28544

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Qualys, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 8, 2012, as amended.

Based on representations by Qualys, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through April 30, 2013
Exhibit 10.15	through March 30, 2014
Exhibit 10.16	through February 28, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director